

August 13, 2014

Via E-mail
Xiong Weiping
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Haidian District
Beijing
People's Republic of China (100082)

> **Re:** **Aluminum Corporation of China Limited**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **File No. 001-15264**

Dear Mr. Weiping:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 4. Information on the Company, page 30
B. Business Overview, page 34

1.   We note your disclosure indicating that your own mines supplied 17,130.2 thousand tonnes of bauxite during 2013. This number appears to be different than the tabulation of the 2013 bauxite production from your individual mines as disclosed on page 42 of your filing. Please advise.

2.   We note your disclosure of 77.37 million tonnes of bauxite reserves for your Pingguo mine. Please forward to our engineer, as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility

of the materials designated as reserves for your Pingguo mine, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

3. We note your disclosure on page 63 stating that you do not have proven or probable coal reserves. Additionally, we note references to coal reserves on pages 70, F-47 and F-85. Please advise.

4.   We note your disclosure regarding the commencement of commercial production for your Wangwa and Wangwa No. 2 coal mines. Pursuant to paragraph (a)(4) of Industry Guide 7, only companies engaged in the exploitation of a mineral deposit (reserve) may be termed production stage in filings with the United States Securities and Exchange Commission. Please revise your disclosure such that investors understand that these mines are in the exploration stage until you have established mineral reserves. We suggest substituting certain terms to enhance this clarification such as substituting commercial production with extracting or extraction activities.

Item 5. Operating and Financial Review and Prospects, page 66
B. Liquidity and Capital Resources, page 89
Cash Flows and Working Capital, page 90
Net Cash Flows Generated from Operating Activities, page 90

5.   We note that one of your primary sources of funding is cash generated from operating activities. We note your disclosure only states the balances and changes in the accounts provided on the cash flow statement. Please address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, tell us how you considered expanding your disclosure to address the underlying factors that resulted in the 135% increase in cash flows related to your trade and notes receivable. See guidance in Section IV.B.1 of SEC Release 33-8350.

Item 18. Financial Statements, page 142
Note 2. Basis of Preparation and Significant Accounting Policies, page F-16

6.   We note your disclosure that mineral exploration rights are capitalized at the cost of the acquisition and are amortized using the same method as the mining rights since they convert to mining rights and begin to produce. Please expand your policy for the following:

- explain when you begin amortizing mineral exploration rights and the basis used to amortize them;

- tell us how you considered the guidance in IFRS 6;

- tell us when the mineral exploration rights are converted to mining rights;

- expand your disclosures in future filings to clarify how you define "that a mining company is capable of commercial production", including any specific criteria used to determine the start of production; and

- expand your disclosure to clarify if you perform impairment testing of these assets prior to reclassification.

Please provide a draft of your disclosure to be included in future filings.

2.10 Intangible assets, page F-47
(b) Mining rights and mineral exploration rights, page F-47

7.   We note you use the units-of-production method for determining amortization of your coal mining rights based on economically recoverable reserves of the mine concerned. However, we also note your disclosure on page 63 stating that you do not have proven or probable coal reserves. Please clarify what is included in your "economically recoverable reserves" in your depletion base since you do not appear to have reserves. In this regard, please specify whether the depletion base includes estimates of mineral resources other than proven and probable reserves such as measured, indicated and inferred resources. To the extent that estimates of mineral resources other than proven and probable reserves are included in your depletion base, please quantify the amounts included for each type of resource estimate and discuss the degree of confidence of reliability of that estimate. Please provide draft disclosure to be included in future filings in your response.

Note 4. Significant Accounting Estimates and Judgments, page F-81

8.   We note that you acquired substantial mining rights in your acquisition of Ningxia Electric Power Group Co., Ltd on January 23, 2013. The capitalization of mining interests and subsequent depletion typically requiring substantial management judgment and has substantial estimation uncertainty. Please expand your disclosures to address judgments and estimates of your mining interests.

Note 40. Contingent Liabilities, page F-182

9.   We note your disclosure on page 24 that you were fined for breaches of environmental laws and regulations and there is no assurance that there will not be any further breaches in the future. Please tell us the nature of the breach, amount of your fines and clarify if there is any ongoing investigation on the matter. Please explain how you evaluated these breaches of environmental matters for contingent liabilities. To the extent you have new or ongoing material investigations, please confirm you will provide disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining